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[MSX INTERNATIONAL LOGO]

                                                                    EXHIBIT 99.1


                                              CONTACT:  FRED MINTURN
FOR IMMEDIATE RELEASE                         MSX INTERNATIONAL
DATE:  AUGUST 15, 2005                        248-829-6263
                                              fminturn@msxi.com

MSX INTERNATIONAL ANNOUNCES FINANCIAL RESULTS FOR SECOND QUARTER 2005

WARREN, MICH., AUGUST 12, 2005 - MSX International, a global provider of technical business services, reports net sales from continuing operations totaling $116.9 million for the second fiscal quarter of 2005 compared to $113.7 million for the second fiscal quarter of 2004 sales totaled $230.0 million during the first six months of fiscal 2005 compared to $239.1 million in fiscal 2004. The results for each period exclude the net sales of businesses either sold or classified as held for sale. Net sales from businesses sold or held for sale were $32.3 million in the second quarter of 2005.

The first six months of fiscal 2005 reflect one week less sales for selected businesses due to the additional week included in the first six months of fiscal 2004 as a result of our fiscal calendar. This reduction in billable days is the primary reason for the reduction in net sales from continuing operations during the first six months of 2005. In the company's business outsourcing services segment, favorable volumes on warranty and retail improvement programs in both Europe and U.S. operations partially offset declines in U.S. program volumes due primarily to the closure of certain non-core or low margin services.

Gross profit from continuing operations increased 10.4% in the second quarter due to both increased revenues and profit margin improvements. Expressed as a percentage of net sales, gross profit margins were 16.0% in the second quarter of 2005 compared to 14.9% in the comparable quarter in 2004. The improvement in gross profit percentage reflects the favorable impact of lower indirect costs and displacement of lower margin programs as we continue to focus on higher return businesses.

Income from continuing operations before interest and income taxes was $9.8 million in the second quarter of 2005. This compares to $7.8 million in the second quarter of 2004. Before modest severance costs that are reflected in the results of continuing operations, EBITDA is $11.8 million for the second quarter of 2005, compared to $10.5 million in the second quarter of 2004. The attached supplemental financial information schedule shows a reconciliation of EBITDA to reported results.

Selling, general and administrative expenses, at $8.6 million, decreased slightly from second quarter 2004 amounts. Interest expense in the second quarter totaled $9.0


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million. This represents an increase of approximately $0.8 million from the second quarter of 2004 and is primarily the result of foreign exchange rate movements. Such movements had an adverse impact on the recorded value of U.S. dollar denominated debt issued by the company's U.K. subsidiary in the second quarter of 2005 and a favorable impact in the comparable period of 2004. After a tax provision on continuing operations of $0.4 million, the company posted a net income from continuing operations of $0.5 million.

During June 2005, we completed the disposition of substantially all the engineering and staffing businesses of MSX International Limited, a U.K. subsidiary. Also during June 2005, we completed the disposition of Cadform MSX Engineering GmbH, a German subsidiary. The dispositions resulted in a net loss of $4.0 million subject to final adjustments.

In the first quarter of 2005, after initiating a significant restructuring program at our Italian technical and commercial publishing business, we concluded that a sale of that business is also likely in the next twelve months. Formal divestiture processes continue for the businesses classified as held for sale. In accordance with SFAS No. 144, the financial performance of these businesses is shown separately in the company's consolidated statements of operations. At July 3, 2005, these businesses had total assets of $41.0 million and related liabilities of $39.7 million.

We will host a conference call at 2:00 p.m. EDT on Monday, August 15, to review these results. To listen to the call, dial 877-612-5307 (Domestic) or 706-634-2392 (International) and provide conference code number 7930759. A replay of the call will be available beginning at 4:00 p.m. EDT Monday, August 19, at 800-642-1687 (Domestic) or 706-645-9291 (International), with the same conference code number.

MSX International, headquartered in Warren, Mich., is a global provider of technical business services. The company combines innovative people, standardized processes and today's technologies to deliver a collaborative, competitive advantage. MSX International has over 5,700 employees in nineteen countries. Visit our Web site at HTTP://WWW.MSXI.COM.

                                       ###
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Certain of the statements made in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current management projections and expectations. They involve significant risks and uncertainties. As such, they are not guarantees of future performance. MSX International disclaims any intent or obligation to update such statements.


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Actual results may vary materially from those in the forward-looking statements as a result of any number of factors, many of which are beyond the control of management. These important factors include: our substantial indebtedness; our reliance on major customers in the automotive industry, including the timing of their product development and other initiatives, and the value of our associated accounts receivable from them; the market demand for our technical business services in general; our ability to recruit and place qualified personnel; delays or unexpected costs associated with cost reduction efforts; risks associated with operating internationally, including economic, political and currency risks; and risks associated with our acquisition strategy. Additional information concerning these and other factors are discussed in the company's filings with the U.S. Securities and Exchange Commission.





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                             MSX INTERNATIONAL, INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
        for the fiscal quarters and fiscal six months ended July 3, 2005 and July 4, 2004



                                                            FISCAL QUARTER ENDED                       FISCAL SIX MONTHS ENDED
                                                     -------------------------------              ---------------------------------
                                                       JULY 3,               JULY 4,                JULY 3,               JULY 4,
                                                        2005                   2004                  2005                   2004
                                                     ---------              --------              ---------              ----------
                                                                                     (IN THOUSANDS)



Net sales                                            $116,939              $113,674                 $230,037              $239,064
Cost of sales                                          98,180                96,684                  194,990               204,195
                                                     --------              --------                 --------              --------

           Gross profit                                18,759                16,990                   35,047                34,869

Selling, general and administrative expenses            8,600                 8,623                   17,412                17,977

Restructuring and severance costs                         346                   521                      503                   521
                                                     --------              --------                 --------              --------

           Income from continuing operations
               before interest and income taxes         9,813                 7,846                   17,132                16,371

Interest expense, net                                   8,967                 8,216                   17,471                15,772
                                                     --------              --------                 --------              --------

           Income (loss) from continuing
               operations before income taxes             846                  (370)                    (339)                  599


Income tax provision                                      382                    69                    1,660                   989
                                                     --------              --------                 --------              --------

           Income (loss) from continuing
               operations                                 464                  (439)                  (1,999)                 (390)

Income (loss) from discontinued operations, net
      of taxes of $(1,706) and $(65),
      respectively                                     (4,908)                  323                  (17,281)                  668
                                                     --------              --------                 --------              --------

           Net income (loss)                           (4,444)                 (116)                 (19,280)                  278

Accretion for redemption of preferred stock            (2,732)               (2,178)                  (5,464)               (4,843)
                                                     --------              --------                 --------              --------

           Net loss available to common
               shareholders                          $ (7,176)            $  (2,294)                $ (24,744)           $  (4,565)
                                                     ========             =========                 =========            =========







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                             MSX INTERNATIONAL, INC.

                       SUPPLEMENTAL FINANCIAL INFORMATION
        for the fiscal quarters and fiscal six months ended July 3, 2005 and July 4, 2004






                                                 FISCAL QUARTER ENDED          FISCAL SIX MONTHS ENDED
                                                ---------------------         ------------------------
                                                 JULY 3,      JULY 4,         JULY 3,           JULY 4,
                                                  2005        2004            2005               2004
                                                --------     --------         -------           -------


NET SALES                                       $116,939     $113,674         $230,037          $239,064

RECONCILIATION OF EBITDA:

   OPERATING INCOME (LOSS)                      $  9,813     $  7,846         $ 17,132          $ 16,371

    Michigan Single Business and
     similar taxes                                   528          446            1,051             1,008
                                                --------     --------         --------          --------

   EBIT, AS DEFINED                               10,341        8,292           18,183            17,379

    Depreciation                                   1,134        1,674            2,345             3,369

    Restructuring and severance costs                346          521              503               521
                                                --------     --------         --------          --------

  EBITDA BEFORE RESTRUCTURING AND
  SEVERANCE COSTS AND GOODWILL
  IMPAIRMENT, AS DEFINED                        $11,821      $10,487          $21,031           $ 21,269
                                                ========     ========         ========          ========





      EBITDA is shown here because we use it for internal reporting purposes. We believe it is an indicative measure of operating performance, and it is used by investors and analysts to evaluate companies with capital structures similar to ours.

      As defined here, EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA is not an alternative measure of operating results or cash flows from operations, as determined in accordance with accounting principles generally accepted in the United States. EBITDA should be considered in addition to, not as a substitute for, operating income (loss), net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with such accounting principles.

      In accordance with SFAS No. 144, financial results of businesses reported as discontinued operations are eliminated from the continuing operations of MSXI. Results from discontinued operations have been excluded from the above.